UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41408

FEMTO TECHNOLOGIES INC.

(Translation of registrant’s name into English)

7000 Akko Road

Kiryat Motzkin

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On April 9, 2025, a registration statement on Form F-1 (Registration No. 333-285755) initially filed by Femto Technologies Inc., a British Columbia company (the “Company”), on March 12, 2025, was declared effective by the Securities and Exchange Commission. The Registration Statement relates to the resale by selling shareholders identified therein of up to an aggregate of 233,352,911 shares of the Company’s common shares, no par value (known under British Columbia corporation law as “Subordinate Voting Shares”), consisting of: (i) 2,065,120 Common Shares (ii) 2,011,616 Common Shares issuable upon exercise of pre-funded warrants, a maximum of 27,960,512 Common Shares issuable upon exercise of Series A Warrants, and (iii) a maximum of 201,315,663 Common Shares issuable upon exercise of Series B Warrants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 9, 2025

FEMTO TECHNOLOGIES INC.

By:	/s/ Yftah Ben Yaackov
Name:	Yftah Ben Yaackov
Title:	Chief Executive Officer